THE LEBRECHT GROUP
A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq.*
Ryan M. Lambert, Esq.**	Edward H. Weaver, Esq.**

Admitted only in California*
Admitted only in Utah**

July 26, 2007

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4561
Washington, D.C.  20549
Attn:  Hugh Fuller

Re:           YaFarm Technologies, Inc.
Comment Letter dated July 19, 2007
File No. 333-140764

Dear Mr. Fuller:

We herein provide the following responses to your comment letter dated July 19, 2007, regarding the above-referenced registration statement for YaFarm Technologies, Inc. (the “Company”).  I have summarized your comments in bold followed by the Company’s response.

Form SB-2
Selling Security Holders, page 11

1.           Please see prior comment 1.  We understand that CH Capital, LLC is an affiliate of a broker-dealer – Mark Stewart Securities, Inc.  We also understand that CH Capital, LLC did not acquire the securities in the ordinary course of business.  As such, it appears that CH Capital, LLC should be identified as an underwriter.

The following language has been added to footnote five of the section captioned “Selling Security Holders”:

“CH Capital, LLC may be considered an underwriter, and any profit on the sale of common stock by CH Capital, LLC and any discounts, concessions or commissions received by CH Capital, LLC may be considered underwriting discounts and commissions under the Securities Act of 1933.”

Part II
Undertakings, page II-3

8.           Please see prior comment 8.  We note that you have included both the 430B and the 430C undertaking set forth in Item 512(g) of Regulation S-B.  Please revise to include the particular undertaking appropriate to your offering.

The undertaking has been revised to include the particular undertaking appropriate to the Issuer’s offering.

Thank you for your time and attention to this matter.  Please do not hesitate to contact me if you have any questions.

Sincerely,

By:	/s/ Brian A. Lebrecht, Esq.
Brian A. Lebrecht, Esq.